[LETTERHEAD OF IN MEDIA CORPORATION]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington DC 20549

Attn: Jessica Dickerson

October 25, 2011

Ref: Comments letter dated April 11, 2011 on IN Media Corporation Form 10-K
     December 31, 2010

Dear Ms Dickerson,

Following our telephone discussion this morning I formally apply for a ten day extension through November 8, 2011. We are currently involved in the preparation of our 10Q for the quarter ended September 30, 2011 and need the additional time to adequately address your comments while ensuring that we meet the 10Q filing deadline of Nov 15, 2011.

Sincerely,


/s/ Simon Westbrook
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Simon Westbrook
Chief Financial Officer